CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 033-46097 on Form S-8 of Cummins Inc. of our report dated June 15, 2007, with respect to the statements of net assets available for benefits of Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the year ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees.

/s/ BLUE & CO., LLC

Blue & CO., LLC
Seymour, Indiana
June 28, 2007